

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 31, 2011

Via U.S. Mail
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 West First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **Filed August 16, 2011**
> **File No. 333-166976**

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

General

1. We note your response to prior comment two from our letter dated June 7, 2011. We note that it appears you have revised items related to your proposed acquisition. Please revise your document to address the following items:

    *   It appears that you intend to acquire $489,900 of equipment from Auscrete of Oregon. Given your disclosure on page 16, it appears that this amount represents the original cost of the equipment. Please discuss how this amount is currently representative of the fair value of the equipment.

    *   Please include a specific and comprehensive discussion of the items attributable to the remaining $260,100 of the planned purchase price and how you have determined the fair value of each individual item.

    *   Given that it appears your acquisition includes assets and intellectual property, please tell us what consideration you have given to whether this is a proposed acquisition of a business. Reference ASC 805.

    *   Please tell us what consideration you gave to whether this is a combination of entities under common control.

- Please tell us what consideration you gave to including the financial statements of Auscrete of Oregon.

Registration Statement's Facing Page

2. In footnote (2) to the calculation of registration fee table, specify the subparagraph of Rule 457 used to calculate the registration fee.

Prospectus' Outside Front Cover Page

3. Refer to prior comments 5 and 9. The revised disclosure in the second paragraph and elsewhere in the prospectus is difficult to follow and does not conform to the disclosure in section 1(f) of the escrow agreement filed as exhibit 10.1 to the registration statement. Further, the revised disclosure that all subscription funds will be held in escrow until the threshold amount of $750,000 or the minimum offering amount is achieved, standing alone, is inconsistent with the requirements of Rule 419(e)(3) of Regulation C under the Securities Act. As we understand this offering, it seems that funds will not be released from escrow to the company until both of the following conditions have been met: (i) investors have subscribed for a minimum of 2.5 million shares; and (ii) the company has or at the same time as such release will have complied with the requirements for the consummation of an acquisition that complies with Rule 419(e)(1) and (2). It also appears that the company may receive up to 10% of the proceeds of the offering as they are deposited into the trust account, but only after the minimum subscription amount has been met, consistent with Rule 419(b)(2)(vi) and Note 1 to Rule 419(e). If both of the conditions described above have not been fully met by the date which is 18 months after the effective date of the registration statement, then we understand that the funds will be released back to the investors, consistent with Rule 419(e)(2)(iv). Please confirm our understanding, and revise here and, as appropriate, elsewhere in the prospectus.

4. Also with a view toward simplifying disclosure on your cover page, please limit your reliance on defined terms such as "Auscrete" or the "Company," "Shares," "Minimum Offering," "Escrow Account," "S.E.C.," "Securities Act," "Deposited Funds," and "Deposited Securities." The meaning of your disclosure should be evident from its context without overreliance on defined terms.

5. The revised disclosure in the second paragraph indicates that all investors will be entitled to the return of a pro rata portion of the deposited funds and none of the deposited securities will be issued to investors if a sufficient number of investors do not elect to remain investors. Clarify what constitutes a sufficient number of investors for this purpose.

Proposed Acquisition, page 3

6. Refer to section 2 of the sale of assets agreement filed as exhibit 10.10, and make clear in the prospectus that a condition to the sale is satisfactory completion of the minimum offering of $750,000 by Auscrete Corporation. Further, advise what consideration you have given to risk factor disclosure that the sale will not occur if this condition is not met.

7. We note that you refer to Auscrete of Wyoming in this section. Please explain what your relationship is with this entity. If you mean to refer to the company, please refer to yourself in a manner that is consistent with other disclosures in the prospectus.

Use of Proceeds, page 10

8. Refer to prior comment 14. Disclose why the acquisition costs differ for the application of proceeds in the minimum offering and the maximum offering.

9. We assume that the reference to the 18 day offering period rather than to the 18 month offering period in the first paragraph's penultimate sentence is inadvertent. Please revise.

Plan of Operations, page 23

10. To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Financial Statements, page 34

Balance Sheet for the Period Ended June 30, 2011, page F-7

11. Please revise your balance sheet at June 30, 2011:

   - To replace the June 30, 2010 balance sheet with the balance sheet as of December 31, 2010. Additionally, please label your December 31, 2010 balance sheet as "audited."

   - To provide the line items and amounts which comprise stockholders' equity. We note that your balance sheet only displays the total of stockholders' equity and does not show the common stock and retained deficit line items.

Exhibit 5.1

12. Revise the first paragraph to reflect the reduction from 10,000,000 to 3,125,000 shares of common stock being registered under this registration statement.

Exhibit 10.1

13. Refer to prior comment 31. Disclosure in recital B and section 1(b) of the escrow agreement that proceeds will be deposited in escrow and released to the company when the threshold amount of $750,000 or the minimum offering amount is achieved is inconsistent with section 1(g) of the escrow agreement and the requirements of Rule 419(e)(3) of Regulation C under the Securities Act. Please revise.

Exhibit 23.1

14. We note that the consent from your auditors is dated April 27, 2011. Please revise your registration statement to provide an updated consent from your auditors.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020